UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For June 29, 2006
Commission File No. 000-29008
CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
Room 2413-18, Shui On Centre,
6-8 Harbour Road, Wanchai, Hong Kong
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐          No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

CHINA TECHNOLOGY DEVELOPMENT GROUP CORPORATION
(Formerly known as Tramford International Limited)
China Technology Development Group Corporation’s Fujian Base Damaged By Floods
HONG KONG, June, 29 2006, China Technology Development Group Corporation (NASDAQ: CTDC) (collectively, the “Company”, “We”, “us”, or “our”) (formerly known as Tramford International Limited) announced today that Fujian Province of China has been subjected to the worst heavy rainstorms and floods in the past fifty years since early June of 2006 and Jian’ou, one of the cities in Fujian Province, suffered the most damage. As a result of this flooding, the production facility held by Fujian Jian’ou Yingshi Food Technology Limited (the “Fujian Base”), our subsidiary established in early March 2006 and having started its trial run in May 2006, was seriously damaged by the floods. All operations of the Fujian Base have stopped due to serious damage. It has also been noted that the factory was flooded by 2.5-meter water depth above the ground level continuously over 30 hours and the infrastructure was damaged so severely, that it caused the suspension of production.
Fujian Base was formed pursuant to a joint venture agreement dated January 12, 2006 entered into between Zhejiang University (Hangzhou) Innoessen Bio-technology Inc., our 71.43% owned subsidiary and Fujian Jian’ou Food Production Limited.
Currently, management is in the process of quantifying losses of the Fujian Base caused by the flood. A preliminary assessment is that it will take more than two months to clean up the site and restore the factory’s capability. Meanwhile, the Company’s management is reviewing its production strategy in light of this shutdown.
Forward-Looking Statement Disclosure
This Report of Foreign Private Issuer on Form 6-K contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The statements regarding China Technology Development Group Corporation (the “Company”) contained in this Report that are not historical in nature, particularly those that utilize terminology such as “may,” “will,” “should,” “likely,” “expects,” “anticipates,” “estimates,” “believes” or “plans,” or comparable terminology, are forward-looking statements. Forward-looking statements are based on current expectations and assumptions, and entail various risks and uncertainties that could cause actual results to differ materially from those expressed in such forward-looking statements. Important factors known to the Company that cause actual results to differ materially from those expressed in such forward-looking statements are identified and discussed in the Company’s filings with the Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Technology Development Group Corporation Date: June 29, 2006
By:	/s/ Michael Siu
Name:	Michael Siu
Title:	Executive Director, Chief Financial Officer and Secretary